Exhibit (a)(1)(iv)

July 19, 2016

Dear Holder of Options to Purchase Shares of Class A Common Stock of Talmer Bancorp, Inc.:

As you are aware, Talmer Bancorp, Inc. (“Talmer”) has entered into a merger agreement with Chemical Financial Corporation (“Chemical”), a Michigan corporation. Pursuant to the terms of the merger agreement, each outstanding share of Talmer Class A common stock will be converted into the right to receive 0.4725 shares of Chemical common stock and $1.61 in cash, without interest.

As permitted by the merger agreement, Talmer is making a tender offer to all holders of outstanding Talmer stock options (“optionholders”) that will give each optionholder the opportunity to tender to Talmer up to 25% of such optionholder’s options that were outstanding on January 25, 2016 (the date of the merger agreement), and no more than that amount, in exchange for a cash payment to be made on the closing date of the merger. Each option that is validly tendered and not withdrawn will be cancelled upon such payment.

The payment for each such option will be calculated as follows: the optionholder will be entitled to receive, for each cancelled option to purchase one share of Talmer Class A common stock, cash in an amount equal to the “Option Cash-Out Consideration,” less any required withholding taxes. “Option Cash-Out Consideration” means, for each cancelled option, cash in an amount equal to (i) the sum of (A) the product of (x) 0.4725 multiplied by (y) the Chemical Closing Price, plus (B) $1.61, minus (ii) the per-share exercise price for such cancelled option. The “Chemical Closing Price” is the volume weighted average trading price on the NASDAQ Global Select Market of Chemical common stock for the 15 full trading days ending on the second trading day immediately preceding the closing date of the merger. All options with the same exercise price will be cancelled for the same Option Cash-Out Consideration. All options that an optionholder could have tendered in the tender offer but does not tender (or exercise before the closing date of the merger) will be converted into Chemical stock options in accordance with the terms of the merger agreement.

The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully, as they contain important information about how to tender your options and receive payment. Please note that the deadline for us to receive your signed election form is 5:00 p.m., Eastern Time, on August 29, 2016, unless the offer is extended pursuant to its terms.

The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer.

The Talmer Board of Directors has made no recommendation regarding whether you should tender your options.

If you have any questions concerning the program, please contact Tera Varde, CPA, Managing Director and Financial Reporting Director; telephone: (248) 244-6969; facsimile: (248) 269-4961; tvarde@talmerbank.com.

Sincerely,

/s/ David T. Provost
David T. Provost
Chief Executive Officer